

November 14, 2012

Via Facsimile
Pieter du Plooy
President
HOMEOWNUSA
112 North Curry Street
Carson City, Nevada 89703

>   **Re: HOMEOWNUSA**
>   **Amendment No. 10 to Registration Statement on**
>   **Form S-11**
>   **Filed November 5, 2012**
>   **File No. 333-170035**

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 8.1 – Tax Opinion of Diane D. Dalmy

1.   We note that you have obtained a new tax opinion from counsel that indicates you will qualify as a REIT. Please note that your tax opinion opines on a taxable year that has already passed. Please have counsel revise the opinion to address the relevant taxable year.

2.   In connection with the preceding comment, please clarify how counsel arrived at the opinion despite the lack of an agreement concerning the redemption of Mr. du Plooy's shares. Address the binding nature of an "agreement to enter into an agreement" and clarify whether the officer's certificate addressed his shares. Also, please note that your governing documents do not contain the provisions typically included to ensure REIT

qualification. Please clarify how the lack of such provisions was accounted for in the formulation of this opinion. For example only, your governing documents do not contain any ownership limitations that are usually included to ensure that the registrant is able to comply with the REIT ownership provisions.

Exhibit 23 – Consent of experts and counsel

3.   Please amend to file an updated consent from your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Diane D. Dalmy *(via facsimile)*